UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ANGIOSOMA INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03476L102
(CUSIP Number)

Brent Atwood
5000 Riverside Drive
Ste 100E Bldg 6
Irving, Texas 75039
Telephone: (907) 738-8458

With a copy to:

John Cooley
5000 Riverside Drive
Ste 100E Bldg 6
Irving, Texas 75039
Telephone: (972) 974-8979
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2019
(Date of Event Which Requires Filing of This Statement)
_______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
Brent Atwood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
170,000

	8	SHARED VOTING POWER
25,050,000

	9	SOLE DISPOSITIVE POWER
170,000

	10	SHARED DISPOSITIVE POWER
25,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,220,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6%*

14	TYPE OF REPORTING PERSON (See Instructions)
IN

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
Equine Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
25,050,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
25,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,050,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
EQuine Holdings Charter Private Equity Fund XIII 13

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,250,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
Equine Charter Private Equity Fund XX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,750,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
Equine Charter Private Equity Fund XI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,750,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
Equine Charter Private Equity Fund XII

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,500,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
eQuine Charter Private Equity Fund XV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,250,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
eQuine Charter Private Equity Fund DCCCLXXXVIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,400,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
eQuine Charter Private Equity Fund VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,250,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
eQuine Private Equity Fund 755460, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
Cargill - Atwood Family Private Equity Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,600,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
Goddard Investment Company PE Fund XIX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
50,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

CUSIP No. 03476L102
1	NAME OF REPORTING PERSON
EQuine Private Equity Fund LXXVII (77) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
250,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________________

*  Calculated based on 128,803,975 shares of Common Stock issued and outstanding as of July 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10 Q filed on August 2, 2019 for the quarterly period ended June 30, 2019.

Item 1. Security and Issuer

 This Schedule 13D relates to the common shares (the “Common Shares”) of AngioSoma Inc. (the “Issuer”), a Nevada corporation.  The address of the Issuer’s principal executive offices is 2500 Wilcrest Drive, 3rd Floor, Houston, TX 77042.

Item 2. Identity and Background

(a)
This Statement is being filed by Brent Atwood (“Atwood”), Equine Holdings, LLC, a Wyoming limited liability company (“Holdings”), Equine Holdings Charter Private Equity Fund XIII 13 (“XIII”), a Wyoming limited liability company, Equine Charter Private Equity Fund XX, a Wyoming limited liability company (“XX”), Equine Charter Private Equity Fund XI, a Wyoming limited liability company (“XI”), Equine Charter Private Equity Fund XII, a Wyoming limited liability company (“XII”), eQuine Charter Private Equity Fund XV, LLC, a Wyoming limited liability company (“XV”), eQuine Charter Private Equity Fund DCCCLXXXVIII, LLC, a Wyoming limited liability company (“888”), eQuine Charter Private Equity Fund VII, LLC, a Wyoming limited liability company (“VII”), eQuine Private Equity Fund 755460, LLC, a Wyoming limited liability company (“755460”), Cargill - Atwood Family Private Equity Fund, LLC, a Wyoming limited liability company (“CA”), Goddard Investment Company PE Fund XIX, a Wyoming limited liability company (“XIX”), EQuine Private Equity Fund LXXVII (77) LLC, a Wyoming limited liability company (“77”) and, collectively, the “Reporting Persons”). Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person, other than Mr. Atwood.

(b)	The principal business address of each of the Reporting Persons is 5000 Riverside Drive, Suite 100E, Building 6, Irving, TX 75039.

(c)
The principal business of each of the Reporting Persons, other than Atwood and Holdings, is to invest in securities and other assets.  The principal business of Holdings is to serve as the manager of the eQuine entities.  The principal business of Atwood is to serve as the Chief Executive Manager of the other Reporting Persons.

(d), (e)
During the last five years, none of the Reporting Persons or any person listed on Schedule A (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Atwood is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Each of the Reporting Persons, other than Atwood and Holdings, is a private equity fund formed for the purpose of making investments for its own account. The source of funds for such Reporting Persons is capital committed by the members of such Reporting Persons.

The Reporting Persons purchased the Subject Shares for aggregate consideration (excluding brokerage commissions) of $303,715.51.

Item 4. Purpose of Transaction

In December 2018, the Issuer entered into a partially binding letter of intent to acquire 100% of the equity interests in Diabetes Relief LLC (the “Transaction”). Diabetes Relief licenses medical facilities for the treatment of metabolic disorder, specializing in diabetes, for the use of patented protocols, processes, and intellectual property.  An individual that holds a significant portion of the LLC interests of XX holds shares of Diabetes Relief.

In addition to the Transaction described herein, the Reporting Persons may engage in discussions with the Issuer’s management, members of the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, governance, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of the Subject Shares and/or otherwise changing his intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a), (b)
As of August 14, 2019, the Reporting Persons (and each of them) beneficially own the number of shares of Common Stock set forth below.  Based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2019, there were 128,803,975 shares of the Common Stock issued and outstanding as of July 26, 2019.

Atwood
Number of Shares:	25,220,000
Percentage of Shares:	19.6%
Sole power to vote or direct the vote:	170,000
Shared power to vote or direct the vote:	25,050,000
Sole power to dispose or to direct the disposition:	170,000
Shared power to dispose or direct the disposition:	25,050,000

Holdings
Number of Shares:	25,050,000
Percentage of Shares:	19.4%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	25,050,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	25,050,000

XIII
Number of Shares:	5,250,000
Percentage of Shares:	4.1%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	5,250,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	5,250,000

XX
Number of Shares:	2,750,000
Percentage of Shares:	2.1%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	2,750,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	2,750,000

XI
Number of Shares:	1,750,000
Percentage of Shares:	1.4%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,750,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	1,750,000

XII
Number of Shares:	1,500,000
Percentage of Shares:	1.2%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,500,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	1,500,000

XV
Number of Shares:	1,250,000
Percentage of Shares:	1.0%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,250,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	1,250,000

888
Number of Shares:	1,400,000
Percentage of Shares:	1.1%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,400,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	1,400,000

VII
Number of Shares:	2,250,000
Percentage of Shares:	1.7%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	2,250,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	2,250,000

755460
Number of Shares:	4,000,000
Percentage of Shares:	3.1%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	4,000,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	4,000,000

CA
Number of Shares:	4,600,000
Percentage of Shares:	3.6%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	4,600,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	4,600,000

XIX
Number of Shares:	50,000
Percentage of Shares:	0.04%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	50,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	50,000

77
Number of Shares:	250,000
Percentage of Shares:	0.2%
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	250,000
Sole power to dispose or to direct the disposition:	0
Shared power to dispose or direct the disposition:	250,000

(c)
Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of the Common Stock that were effected in the past 60 days by the Reporting Persons.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to Be filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Trading Data

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2019	EQUINE HOLDINGS, LLC

By: /s/ John Cooley Name: John Cooley
Title: Chief Financial Manager

Date: August 20, 2019	EQUINE HOLDINGS CHARTER PRIVATE EQUITY FUND XIII 13

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Manager

Date: August 20, 2019	EQUINE CHARTER PRIVATE EQUITY FUND XX

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	EQUINE CHARTER PRIVATE EQUITY FUND XI

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	EQUINE CHARTER PRIVATE EQUITY FUND XII

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	EQUINE CHARTER PRIVATE EQUITY FUND XV, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	EQUINE CHARTER PRIVATE EQUITY FUND DCCCLXXXVIII, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	EQUINE CHARTER PRIVATE EQUITY FUND VII, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	EQUINE PRIVATE EQUITY FUND 755460, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	CARGILL - ATWOOD FAMILY PRIVATE EQUITY FUND, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	GODDARD INVESTMENT COMPANY PE FUND XIX

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	EQUINE PRIVATE EQUITY FUND LXXVII (77) LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: August 20, 2019	By: /s/ Brent Atwood
Name: Brent Atwood

SCHEDULE A

Brent Atwood is the Chief Executive Manager of each of the entities listed as Reporting Persons. Mr. Atwood’s principal business address is 5000 Riverside Drive, Suite 100E, Building 6, Irving, TX 75039.  Mr. Atwood's principal business is as a businessman.

John Cooley is the Chief Financial Manager of each of the entities listed as Reporting Persons. Mr. Cooley’s principal business address is 5000 Riverside Drive, Suite 100E, Building 6, Irving, TX 75039.  Mr. Cooley’s principal business is as a businessman.  Mr. Cooley is a citizen of the United States of America.  Mr. Cooley has sole voting and dispositive power over 185,000 shares of common stock of the Issuer.  The trading details relating to his acquisition are contained on Exhibit 99.2.

Holdings is a 1% member of all of the reporting entities.  Brent Atwood is the Chief Executive Manager of all of the entities, including Holdings.  John Cooley is the Chief Financial Manager of all of the entities including Holdings.  There is a tiered sharing of profits between Holdings and the subsidiary entities.